UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2026

MASTERWORKS VAULT 14, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-12750

Delaware	33-2065428
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

1 WORLD TRADE CENTER, 57TH FLOOR, NEW YORK, NY 10007

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 085 Class A Ordinary Shares, Series 088 Class A Ordinary Shares, Series 089 Class A Ordinary Shares, Series 090 Class A Ordinary Shares, Series 091 Class A Ordinary Shares, Series 095 Class A Ordinary Shares, Series 096 Class A Ordinary Shares, Series 097 Class A Ordinary Shares, Series 098 Class A Ordinary Shares, Series 099 Class A Ordinary Shares, Series 102 Class A Ordinary Shares, Series 103 Class A Ordinary Shares, Series 104 Class A Ordinary Shares, Series 105 Class A Ordinary Shares, Series 106 Class A Ordinary Shares, Series 107 Class A Ordinary Shares, Series 108 Class A Ordinary Shares, Series 110 Class A Ordinary Shares, Series 112 Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Report contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “plan,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could cause our forward-looking statements to differ from actual outcomes include, but are not limited to, those described under the heading “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this Report, whether as a result of new information, future events or otherwise.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

As used in this Report, “we,” “our,” “ours,” “us,” or the “Company,” refer to Masterworks Vault 14, LLC, a Delaware series limited liability company and, as the context requires, the series of the Company and the segregated portfolios of Masterworks Cayman, SPC (“SPC”) that hold title to the Artwork of each series, individually or collectively. “Masterworks” refers to Masterworks, LLC, and or its wholly owned subsidiaries.

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with our unaudited Consolidated Financial Statements and the related notes. The Consolidated Financial Statements included in this filing are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make the interim Consolidated Financial Statements not misleading.

Overview

We are a Delaware series limited liability company formed on November 18, 2024 to facilitate investment in distinct artworks (each, an “Artwork” and collectively, the “Artworks”). We are managed by our affiliate, Masterworks Administrative Services, LLC (the “Administrator”).

Each Artwork is owned by a separate series of the Company. The Class A shares of each series represent ordinary membership interests in such series (“Class A ordinary shares”) and an investment solely in a particular series and, thus, indirectly in the Artwork beneficially owned by that series. As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company are segregated and enforceable only against the assets of such series under Delaware law.

As of June 30, 2026, no series of the Company or any segregated portfolio of Masterworks Cayman beneficially owns any material assets other than cash and/or the single Artwork associated with such series or has any indebtedness or commercial obligations following the final closing of such series offering other than obligations arising pursuant to an administrative services agreement with Masterworks and potential contractual obligations associated with an eventual sale of the Artwork of a series.

The Restructuring Transactions

On June 1, 2026, the Company completed a series of transactions (the “Restructuring Transactions”) pursuant to which the assets, rights and obligations of 19 separate Delaware limited liability companies, each of which had conducted its own qualified Regulation A offering and owned a single Artwork (each, a “Target Issuer”), were transferred into 19 distinct series of the Company. The Restructuring Transactions were described in the Company’s offering circular, which was qualified by the Securities and Exchange Commission, and in the Current Reports on Form 1-U filed by each Target Issuer.

2

The Restructuring Transactions comprised the following steps, which occurred substantially concurrently:

1. Asset Transfers and Assignments. All of the assets of each Target Issuer were transferred to a newly formed series of the Company (each, a “Merger Series”) in exchange for 100% of the shares of such Merger Series, and each Target Issuer assigned to the applicable Merger Series all agreements to which it was a party, including its administrative services agreement, its intercompany agreement and its subscription agreements. Each series also assumed the pre-existing obligation of the predecessor Target Issuer to exchange Management Fee Shares that are SPC shares for Class A ordinary shares of such series on a one-for-one basis.

2. Distributions. Each Target Issuer distributed one share of the applicable Merger Series to each of its shareholders for each share of the same class of the Target Issuer held by such shareholder, so that each Merger Series had the same capitalization and share ownership as the predecessor Target Issuer.

3. Merger. Each Merger Series merged with and into a newly created series of the Company, and each outstanding share of the Merger Series was converted into one share of the surviving series of the same class. The surviving series succeeded to all rights and obligations of the predecessor Target Issuer.

4. Dissolution. Each Target Issuer was dissolved following the Merger and its outstanding membership interests were extinguished.

No consideration was paid by the Company or by any series, and no shareholder was required to make any payment or bear any cost or expense, in connection with the Restructuring Transactions. Each shareholder of a Target Issuer received shares of the corresponding series of the Company of the same class and in the same number as the shares held in the Target Issuer, so that the ownership, capitalization, board of managers, assets and obligations of each series immediately following the Restructuring Transactions were the same as those of the corresponding Target Issuer immediately before. Masterworks’ compensation arrangements did not change as a result of the Restructuring Transactions, and the existing arrangements of each Target Issuer were assumed by the corresponding series.

Each Target Issuer announced the Restructuring Transactions in a Current Report on Form 1-U filed on May 29, 2026 and remained subject to the reporting requirements of Regulation A until it filed a Form 1-Z, exiting the reporting system, on June 29, 2026 in connection with its dissolution. The Company has reported in respect of each surviving series from June 1, 2026, the date of the transfer.

Basis of Presentation and Periods Presented

The Restructuring Transactions were a transaction between entities under common control and have been accounted for under FASB Accounting Standards Codification Subtopic 805-50, Business Combinations: Related Issues. The assets and liabilities transferred were recognized by each series at the historical carrying amounts of the predecessor Target Issuer, and no goodwill or other adjustment to carrying value arose.

This Report covers the first six months of the Company’s fiscal year, and the Consolidated Statements of Operations, of Members’ Equity and of Cash Flows are presented for the period from January 1, 2026 through June 30, 2026. The Company’s offering statement on Form 1-A was qualified on May 29, 2026 and this Report is the Company’s first periodic report. The Company had no assets, liabilities or operations at any time from the beginning of the period until the Restructuring Transactions on June 1, 2026, so the opening balances of the period are nil and the balances transferred on that date are the first amounts recognized. No comparative period is presented: the Company conducted no operations in any prior period, and the semiannual reports of the Target Issuers for the corresponding period of 2025 are incorporated by reference in the Company’s offering circular. See Note 1.

3

Continuity with the Target Issuers’ Prior Reports

Each series of the Company continues an investment previously made through a single Target Issuer, and each Target Issuer was itself a Regulation A reporting company. Each series bears the number of the Target Issuer whose Artwork it holds, as set out in the table below — and the offering circular, annual reports on Form 1-K, semiannual reports on Form 1-SA and current reports on Form 1-U of each Target Issuer are incorporated by reference into the Company’s offering circular, which lists them by Target Issuer. They remain available on the SEC’s EDGAR website under the name of that Target Issuer. The most recent annual report of each Target Issuer, for the year ended December 31, 2025, was filed on April 30, 2026. The most recent semiannual report of each Target Issuer, for the six months ended June 30, 2025, was filed on September 26, 2025; it covers the period corresponding to the period covered by this Report.

A shareholder of a Target Issuer received one share of the corresponding series of the Company, of the same class, for each share held, and paid nothing and gave up nothing in the exchange. The Artwork held for each series, the number and the rights of the shares outstanding, and the terms on which the Administrator is compensated are the same before and after the Restructuring Transactions. What changed is the legal form in which the Artwork is held and the identity of the reporting company: 19 separate reporting issuers became 19 series of a single reporting issuer, and this Report covers all of them.

Because the Restructuring Transactions were between entities under common control, nothing was revalued. Each series recognized the assets and liabilities it received at the amounts at which the Target Issuer carried them, so the carrying value of each Artwork in this Report is the same historical cost the predecessor Target Issuer reported in its most recent annual report. The line “Net assets contributed in the common control transaction” in the Consolidated Statement of Members’ Equity is the net book value of what was transferred — the Target Issuer’s members’ equity immediately before the transfer.

Because the Company had no assets, liabilities or operations before the Restructuring Transactions, the Consolidated Statements of Operations, of Members’ Equity and of Cash Flows in this Report, including per-share amounts, are those of the period from January 1, 2026 through June 30, 2026, and are not comparable with the twelve-month amounts in a Target Issuer’s annual report or the six-month amounts in its semiannual reports. The Consolidated Balance Sheet at June 30, 2026 is directly comparable: it presents the same Artwork, carried at the same amount, held for the same shareholders. The balances transferred to each series on June 1, 2026 include all activity of the predecessor Target Issuer through that date.

Series of the Company	Predecessor Target Issuer	SEC File No.	CIK
Series 085	Masterworks 085, LLC	024-11663	0001883543
Series 088	Masterworks 088, LLC	024-11685	0001886349
Series 089	Masterworks 089, LLC	024-11687	0001886633
Series 090	Masterworks 090, LLC	024-11688	0001886469
Series 091	Masterworks 091, LLC	024-11705	0001890762
Series 095	Masterworks 095, LLC	024-11713	0001892859
Series 096	Masterworks 096, LLC	024-11718	0001894064
Series 097	Masterworks 097, LLC	024-11721	0001894505
Series 098	Masterworks 098, LLC	024-11722	0001894561
Series 099	Masterworks 099, LLC	024-11777	0001901850
Series 102	Masterworks 102, LLC	024-11730	0001895804
Series 103	Masterworks 103, LLC	024-11741	0001896232
Series 104	Masterworks 104, LLC	024-11743	0001896812
Series 105	Masterworks 105, LLC	024-11742	0001896739
Series 106	Masterworks 106, LLC	024-11798	0001908119
Series 107	Masterworks 107, LLC	024-11799	0001908675
Series 108	Masterworks 108, LLC	024-11812	0001908830
Series 110	Masterworks 110, LLC	024-11813	0001910244
Series 112	Masterworks 112, LLC	024-11825	0001910242

Operating Results

During the period from January 1, 2026 through June 30, 2026, the Company recognized a net loss of $89,750. Operating results for the period consist principally of the administrative services fee payable to the Administrator, which is settled in shares rather than in cash, and, for any series that sold its Artwork during the period, the gain recognized on that sale.

4

The Administrator is issued Management Fee Shares at a rate of 1.5% per annum of the total equity interests of the applicable segregated portfolio of Masterworks Cayman. The fee is a non-cash expense: it is settled by the issuance of shares and is recognized at the value of the shares issued at the time of issuance. During the period from January 1, 2026 through June 30, 2026, $89,750 was recognized in respect of the fee. The shares issued during the period also settled $182,083 of fee accrued by the Target Issuers for April 1, 2026 through May 31, 2026 and transferred to the Company on June 1, 2026, so the value of shares issued during the period exceeds the expense recognized in the period by that amount.

Contingent Liabilities

Neither the Company nor any series has any contingent liabilities, other than as described in the notes to the Consolidated Financial Statements.

Income Taxes

The Company is treated as a single partnership for U.S. federal income tax purposes and files one partnership return covering all of its series. The series are not separate taxpayers and do not file separately.

Because the economic arrangement differs from series to series, the partnership uses special allocations to attribute the income, gain, loss and deduction of each series to the members of that series. Each member is allocated its pro rata share of the results of the series in which it holds shares, after giving effect to the distribution waterfall of that series, including the entitlements of the Class B ordinary shares. The allocations are made so that each member’s share of taxable income or loss follows the economic arrangement set out in the operating agreement.

As a partnership, the Company generally is not subject to U.S. federal income tax. Each member that is subject to U.S. tax takes into account its allocated share, whether or not distributed, and reports it on its own return. Taxable income or loss allocated to a member may differ significantly from the income or loss reported for that series in these financial statements. Accordingly, no provision for income taxes is reflected in these financial statements.

Liquidity and Capital Resources

Assets. At June 30, 2026, the Company held Artwork with a carrying value of $70,565,773 and cash of $2,660. Each series has completed the final closing of its offering, and the cash of each series consists of the capital contributed on formation together with amounts accumulated in respect of interest, other than a series that has sold its Artwork and holds the net proceeds pending distribution to its shareholders.

Liabilities. At June 30, 2026, the Company had no liabilities. The administrative services fee accrued by the Target Issuers and transferred to the Company on June 1, 2026 was settled during the period by the issuance of Management Fee Shares.

We do not expect the Company or any series to require cash to fund operations. The Administrator performs administrative services and pays all of the ordinary ongoing operating costs and expenses of the Company and each series in exchange for Management Fee Shares, and has agreed to fund our operations and the costs of maintaining the Artwork of each series until the Artwork is sold or the earlier termination of the Administrative Services Agreement.

Recent Developments in the Art Market

The global art market entered a recovery cycle in 2025 following a prolonged downturn, and that recovery extended through the first half of 2026. At the three major auction houses, Christie’s, Sotheby’s and Phillips, combined fine art auction sales rose 14.7% to $7.04 billion in 2025, and rose 81.9% year-over-year to $5.22 billion in the first half of 2026, the strongest first-half result since 2022. This followed a significant contraction in 2024, when fine art auction sales at the three houses declined 26.0% to $6.14 billion. While the global art market is large, its exact size is unknown and statistical data is inconsistent, and the auction figures in this section cover only the three houses named above.

Single-owner collections appear to have been a large driver of the recovery. They accounted for $2.17 billion of sales in the first half of 2026, or roughly 32% of total auction value across all collectible categories at the three houses. New York contributed $1.41 billion of that, up from approximately $525 million a year earlier, and London $568 million. Two collections accounted for 45% of that total: Christie’s Masterpieces: The Private Collection of S.I. Newhouse, which realized $630.8 million, and Sotheby’s Masterpieces from the Lewis Collection, at $346.5 million in London in June. Fine art sales for the period were up 82.6% at Christie’s, 87.2% at Sotheby’s, and 37.7% at Phillips.

5

Impressionist and Modern art has led the recovery in both periods, rising 31.4% in 2025 and a further 133.4% in the first half of 2026 to $2.31 billion. Much of that increase came from a small number of works, including Gustav Klimt’s Bildnis Elisabeth Lederer, which sold for $236.4 million. The number of lots sold in the category fell by a third in 2025 even as its value rose. Post-War and Contemporary art, the category most relevant to the Company’s portfolio, was more subdued in 2025, easing 2.6% to $2.84 billion, though it remained the largest fine art category at auction in that year. It recovered in the first half of 2026, rising 56.9% to $1.92 billion, although Impressionist and Modern art was the larger category in that period.

The market for works by women artists strengthened in the first quarter of 2026. Auction sales of works by women artists at the three major houses totaled $105.5 million in that quarter, an increase of 58.7% year-over-year and the first opening quarter above $100 million since at least 2018. This followed a weaker 2025, in which sales by women artists declined 6.7% to approximately $502 million. The highest price paid for a work by a woman artist in 2025 was $54.7 million, for Frida Kahlo’s El sueño (La cama) at Sotheby’s New York in November. Women artists accounted for approximately 20% of artists selling at auction in 2025.

Based on a repeat-sales index of historical art market prices computed on a value-weighted basis and focused on the Post-War & Contemporary Art category, as developed by Masterworks, the Post-War & Contemporary Art category has exhibited price appreciation at an estimated annualized rate of 10.07% from 1995 to 2026, versus 10.53% for the S&P 500 Index on a total return basis, with a correlation factor of 0.01 on quarterly returns. Art market transaction volume has also shown resilience through periods of financial stress, such as 2001-2, 2008-9 and 2020. We believe these characteristics present the investment case for art as a possible risk diversifier.

Looking ahead through the balance of 2026, indicators of market participation have continued to improve. The sell-through rate across the three houses reached 91.3% in the first half of 2026, surpassing 90% for the first time in a first-half auction season, with 131 white-glove sales. Lots sold rose 4.6% to 54,869.

We expect the autumn 2026 auction season to be an important test of the durability of the current cycle. Market participants do not uniformly expect the first half’s pace to continue: a majority of market experts surveyed by ArtTactic in March 2026 anticipated that the auction market would consolidate around current levels over the coming months rather than sustain first-half growth rates.

Geopolitical and economic uncertainty, together with the effects of cross-border trade policy, remain risks to demand. Some categories of art have retained a special status under current trade regulations, which has left the market relatively insulated from direct tariff costs, but policy volatility has increased the administrative burden and cost of cross-border transactions and has weighed on buyer and seller confidence. In a survey conducted at the end of 2025, 80% of mid-tier auction houses reported that tariffs and cross-border trade barriers had negatively affected their business during the year; none reported a positive effect.

Through the first half of 2026, art market transaction volumes and sell-through rates have improved relative to prior periods, which has increased near-term opportunities for artwork sales across the Masterworks platform and, by extension, capital formation for new Masterworks offerings. The Company did not complete a sale of the Artwork of any series during the period from January 1, 2026 through June 30, 2026, and accordingly made no distributions to holders of Class A ordinary shares. We expect market conditions to continue to support exit opportunities through the balance of 2026. The Company continues to exercise flexibility in timing sales based on market conditions, and intends to hold the Artwork of each series for an indefinite period while evaluating reasonable third-party offers. For the Administrator, increased realized sales have increased cash flows from profit participation, while management fee accruals continue as designed. We are not otherwise aware of any trends, uncertainties, demands, commitments or events that will materially affect our operations.

Commitments from Affiliates to Fund Operations

We have a written agreement with the Administrator to fund our operations and costs to maintain the Artwork of each series until we sell the Artwork or the earlier termination of the Administrative Services Agreement.

Masterworks, LLC, the parent of the Administrator, is party to a revolving senior secured promissory note with Lynn Family Trust 001, an entity affiliated with Scott W. Lynn, the Company’s Chief Executive Officer and Chief Financial Officer. The note provides for borrowings of up to $7,000,000. No amount was outstanding as of the date of this Report. The facility remains available to be drawn through the end of its term on June 17, 2027. The Company is not a borrower under, and has no obligation in respect of, the note.

Item 2. Other Information

None.

6

Item 3. Consolidated Financial Statements

MASTERWORKS VAULT 14, LLC

Consolidated Financial Statements

As of June 30, 2026 and

For the Period from January 1, 2026 Through June 30, 2026

F-1

Consolidated Balance Sheet

As of June 30, 2026

	Series 085	Series 088	Series 089	Series 090	Series 091	Series 095	Series 096	Series 097	Series 098	Series 099	Series 102
ASSETS
Cash and Cash Equivalents	$150	$140	$140	$140	$140	$140	$140	$140	$140	$140	$140
Artwork	14,000,000	8,093,888	1,925,000	7,000,000	7,000,000	3,330,000	3,650,000	4,200,000	2,550,000	579,785	1,542,500
Total Assets	$14,000,150	$8,094,028	$1,925,140	$7,000,140	$7,000,140	$3,330,140	$3,650,140	$4,200,140	$2,550,140	$579,925	$1,542,640

LIABILITIES AND MEMBERS’ EQUITY
Liabilities
Unsettled subscriptions and investor subscription deposits	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Administrative services fee payable	-	1	-	-	-	(1)	1	-	-	(1)	(1)
Total Liabilities	-	1	-	-	-	(1)	1	-	-	(1)	(1)

Members’ Equity:
Class A ordinary shares	13,704,950	7,946,065	1,882,126	6,896,050	6,891,347	3,279,510	3,584,390	4,131,616	2,516,590	572,347	1,522,154
Class B shares	100	100	100	100	100	100	100	100	100	100	100
Members’ Equity	13,705,050	7,946,165	1,882,226	6,896,150	6,891,447	3,279,610	3,584,490	4,131,716	2,516,690	572,447	1,522,254
Noncontrolling interests in consolidated subsidiary	295,100	147,863	42,915	103,990	108,693	50,531	65,650	68,424	33,450	7,479	20,386
Total Members’ Equity	14,000,150	8,094,027	1,925,140	7,000,140	7,000,140	3,330,141	3,650,139	4,200,140	2,550,140	579,926	1,542,641
Total Liabilities And Members’ Equity	$14,000,150	$8,094,028	$1,925,140	$7,000,140	$7,000,140	$3,330,140	$3,650,140	$4,200,140	$2,550,140	$579,925	$1,542,640

F-2

Consolidated Balance Sheet

As of June 30, 2026

	Series 103	Series 104	Series 105	Series 106	Series 107	Series 108	Series 110	Series 112	Consolidated
ASSETS
Cash and Cash Equivalents	$140	$140	$140	$140	$140	$130	$140	$140	$2,660
Artwork	2,100,000	1,700,000	2,850,000	2,700,000	1,719,600	2,600,000	2,200,000	825,000	70,565,773
Total Assets	$2,100,140	$1,700,140	$2,850,140	$2,700,140	$1,719,740	$2,600,130	$2,200,140	$825,140	$70,568,433

LIABILITIES AND MEMBERS’ EQUITY
Liabilities
Unsettled subscriptions and investor subscription deposits	$-	$-	$-	$-	$-	$-	$-	$-	$-
Administrative services fee payable	(1)	-	(1)	-	1	-	1	-	(1)
Total Liabilities	(1)	-	(1)	-	1	-	1	-	(1)

Members’ Equity:
Class A ordinary shares	2,070,636	1,679,981	2,809,840	2,632,453	1,701,403	2,539,851	2,157,035	813,996	69,332,339
Class B shares	100	100	100	100	100	100	100	100	1,900
Members’ Equity	2,070,736	1,680,081	2,809,940	2,632,553	1,701,503	2,539,951	2,157,135	814,096	69,334,239
Noncontrolling interests in consolidated subsidiary	29,405	20,059	40,201	67,587	18,236	60,179	43,004	11,044	1,234,194
Total Members’ Equity	2,100,141	1,700,140	2,850,141	2,700,140	1,719,739	2,600,130	2,200,139	825,140	70,568,434
Total Liabilities And Members’ Equity	$2,100,140	$1,700,140	$2,850,140	$2,700,140	$1,719,740	$2,600,130	$2,200,140	$825,140	$70,568,433

F-3

Consolidated Statement of Operations

For the Period from January 1, 2026 Through June 30, 2026

	Series 085	Series 088	Series 089	Series 090	Series 091	Series 095	Series 096	Series 097	Series 098	Series 099	Series 102
Income:
Total Income	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	19,707	8,868	4,109	8,606	9,229	4,185	5,495	5,673	3,448	622	860
Total Expenses	19,707	8,868	4,109	8,606	9,229	4,185	5,495	5,673	3,448	622	860
Net Income/(Loss)	$(19,707)	$(8,868)	$(4,109)	$(8,606)	$(9,229)	$(4,185)	$(5,495)	$(5,673)	$(3,448)	$(622)	$(860)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.02)	$(0.02)	$(0.04)	$(0.02)	$(0.02)	$(0.02)	$(0.03)	$(0.02)	$(0.02)	$(0.02)	$(0.01)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	828,741	478,364	113,874	409,806	413,649	196,887	215,578	247,873	150,988	34,291	91,025
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000

F-4

Consolidated Statement of Operations

For the Period from January 1, 2026 Through June 30, 2026

	Series 103	Series 104	Series 105	Series 106	Series 107	Series 108	Series 110	Series 112	Consolidated
Income:
Total Income	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	2,091	1,595	2,585	4,923	1,479	3,196	2,714	365	89,750
Total Expenses	2,091	1,595	2,585	4,923	1,479	3,196	2,714	365	89,750
Net Income/(Loss)	$(2,091)	$(1,595)	$(2,585)	$(4,923)	$(1,479)	$(3,196)	$(2,714)	$(365)	$(89,750)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.02)	$(0.02)	$(0.02)	$(0.03)	$(0.01)	$(0.02)	$(0.02)	$(0.01)	$(0.02)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	124,033	100,292	168,339	159,091	101,312	151,086	129,600	48,614	4,163,443
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	19,000

F-5

Consolidated Statement of Members’ Equity

For the Period from January 1, 2026 Through June 30, 2026

Series 085
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	813,569	13,724,657	1,000	100	13,724,757	12,088	235,548	13,960,305
Shares issued for management services fees	-	-	-	-	-	3,084	59,552	59,552
Net income/(loss)	-	(19,707)	-	-	(19,707)	-	-	(19,707)
Balance at June 30, 2026	813,569	13,704,950	1,000	100	13,705,050	15,172	295,100	14,000,150

Series 088
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	469,631	7,954,933	1,000	100	7,955,033	6,951	118,798	8,073,831
Shares issued for management services fees	-	-	-	-	-	1,782	29,064	29,064
Net income/(loss)	-	(8,868)	-	-	(8,868)	-	-	(8,868)
Balance at June 30, 2026	469,631	7,946,065	1,000	100	7,946,165	8,733	147,863	8,094,027

F-6

Series 089
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	112,194	1,886,234	1,000	100	1,886,334	1,257	31,714	1,918,048
Shares issued for management services fees	-	-	-	-	-	423	11,201	11,201
Net income/(loss)	-	(4,109)	-	-	(4,109)	-	-	(4,109)
Balance at June 30, 2026	112,194	1,882,126	1,000	100	1,882,226	1,680	42,915	1,925,140

Series 090
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	403,752	6,904,656	1,000	100	6,904,756	4,530	77,960	6,982,716
Shares issued for management services fees	-	-	-	-	-	1,524	26,030	26,030
Net income/(loss)	-	(8,606)	-	-	(8,606)	-	-	(8,606)
Balance at June 30, 2026	403,752	6,896,050	1,000	100	6,896,150	6,054	103,990	7,000,140

F-7

Series 091
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	407,535	6,900,576	1,000	100	6,900,676	4,575	80,791	6,981,467
Shares issued for management services fees	-	-	-	-	-	1,539	27,902	27,902
Net income/(loss)	-	(9,229)	-	-	(9,229)	-	-	(9,229)
Balance at June 30, 2026	407,535	6,891,347	1,000	100	6,891,447	6,114	108,693	7,000,140

Series 095
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	193,977	3,283,695	1,000	100	3,283,795	2,178	37,889	3,321,684
Shares issued for management services fees	-	-	-	-	-	732	12,642	12,642
Net income/(loss)	-	(4,185)	-	-	(4,185)	-	-	(4,185)
Balance at June 30, 2026	193,977	3,279,510	1,000	100	3,279,610	2,910	50,531	3,330,141

F-8

Series 096
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	212,392	3,589,884	1,000	100	3,589,984	2,385	49,069	3,639,054
Shares issued for management services fees	-	-	-	-	-	801	16,581	16,581
Net income/(loss)	-	(5,495)	-	-	(5,495)	-	-	(5,495)
Balance at June 30, 2026	212,392	3,584,390	1,000	100	3,584,490	3,186	65,650	3,650,139

Series 097
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	244,207	4,137,290	1,000	100	4,137,390	2,742	51,274	4,188,664
Shares issued for management services fees	-	-	-	-	-	924	17,149	17,149
Net income/(loss)	-	(5,673)	-	-	(5,673)	-	-	(5,673)
Balance at June 30, 2026	244,207	4,131,616	1,000	100	4,131,716	3,666	68,424	4,200,140

F-9

Series 098
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	148,756	2,520,038	1,000	100	2,520,138	1,671	24,530	2,544,668
Shares issued for management services fees	-	-	-	-	-	561	8,920	8,920
Net income/(loss)	-	(3,448)	-	-	(3,448)	-	-	(3,448)
Balance at June 30, 2026	148,756	2,516,590	1,000	100	2,516,690	2,232	33,450	2,550,140

Series 099
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	33,781	572,969	1,000	100	573,069	381	5,598	578,667
Shares issued for management services fees	-	-	-	-	-	129	1,881	1,881
Net income/(loss)	-	(622)	-	-	(622)	-	-	(622)
Balance at June 30, 2026	33,781	572,347	1,000	100	572,447	510	7,479	579,926

F-10

Series 102
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	89,260	1,523,014	1,000	100	1,523,114	1,426	17,034	1,540,148
Shares issued for management services fees	-	-	-	-	-	339	3,353	3,353
Net income/(loss)	-	(860)	-	-	(860)	-	-	(860)
Balance at June 30, 2026	89,260	1,522,154	1,000	100	1,522,254	1,765	20,386	1,542,641

Series 103
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	122,197	2,072,727	1,000	100	2,072,827	1,374	22,327	2,095,154
Shares issued for management services fees	-	-	-	-	-	462	7,078	7,078
Net income/(loss)	-	(2,091)	-	-	(2,091)	-	-	(2,091)
Balance at June 30, 2026	122,197	2,070,636	1,000	100	2,070,736	1,836	29,405	2,100,141

F-11

Series 104
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	98,810	1,681,575	1,000	100	1,681,675	1,110	15,238	1,696,913
Shares issued for management services fees	-	-	-	-	-	372	4,821	4,821
Net income/(loss)	-	(1,595)	-	-	(1,595)	-	-	(1,595)
Balance at June 30, 2026	98,810	1,679,981	1,000	100	1,680,081	1,482	20,059	1,700,140

Series 105
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	165,205	2,812,425	1,000	100	2,812,525	2,507	32,382	2,844,907
Shares issued for management services fees	-	-	-	-	-	627	7,819	7,819
Net income/(loss)	-	(2,585)	-	-	(2,585)	-	-	(2,585)
Balance at June 30, 2026	165,205	2,809,840	1,000	100	2,809,940	3,134	40,201	2,850,141

F-12

Series 106
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	156,159	2,637,376	1,000	100	2,637,476	2,341	53,929	2,691,405
Shares issued for management services fees	-	-	-	-	-	591	13,658	13,658
Net income/(loss)	-	(4,923)	-	-	(4,923)	-	-	(4,923)
Balance at June 30, 2026	156,159	2,632,453	1,000	100	2,632,553	2,932	67,587	2,700,140

Series 107
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	99,812	1,702,882	1,000	100	1,702,982	1,122	13,761	1,716,743
Shares issued for management services fees	-	-	-	-	-	378	4,476	4,476
Net income/(loss)	-	(1,479)	-	-	(1,479)	-	-	(1,479)
Balance at June 30, 2026	99,812	1,701,403	1,000	100	1,701,503	1,500	18,236	1,719,739

F-13

Series 108
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	147,623	2,543,047	1,000	100	2,543,147	2,902	50,524	2,593,671
Shares issued for management services fees	-	-	-	-	-	561	9,655	9,655
Net income/(loss)	-	(3,196)	-	-	(3,196)	-	-	(3,196)
Balance at June 30, 2026	147,623	2,539,851	1,000	100	2,539,951	3,463	60,179	2,600,130

Series 110
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	127,087	2,159,750	1,000	100	2,159,850	2,030	34,803	2,194,653
Shares issued for management services fees	-	-	-	-	-	483	8,201	8,201
Net income/(loss)	-	(2,714)	-	-	(2,714)	-	-	(2,714)
Balance at June 30, 2026	127,087	2,157,035	1,000	100	2,157,135	2,513	43,004	2,200,139

F-14

Series 112
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	47,714	814,361	1,000	100	814,461	720	9,192	823,653
Shares issued for management services fees	-	-	-	-	-	180	1,852	1,852
Net income/(loss)	-	(365)	-	-	(365)	-	-	(365)
Balance at June 30, 2026	47,714	813,996	1,000	100	814,096	900	11,044	825,140

Consolidated
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	4,093,661	69,422,090	19,000	1,900	69,423,990	54,290	962,360	70,386,350
Shares issued for management services fees	-	-	-	-	-	15,492	271,834	271,834
Net income/(loss)	-	(89,750)	-	-	(89,750)	-	-	(89,750)
Balance at June 30, 2026	4,093,661	69,332,339	19,000	1,900	69,334,239	69,782	1,234,194	70,568,434

F-15

Consolidated Statement of Cash Flows

For the Period from January 1, 2026 Through June 30, 2026

	Series 085	Series 088	Series 089	Series 090	Series 091	Series 095	Series 096	Series 097	Series 098	Series 099	Series 102
Cash Flows From Operating Activities
Net income (loss)	$(19,707)	$(8,868)	$(4,109)	$(8,606)	$(9,229)	$(4,185)	$(5,495)	$(5,673)	$(3,448)	$(622)	$(860)
Administrative services fee settled in Class A shares (non-cash)	19,707	8,868	4,109	8,606	9,229	4,185	5,495	5,673	3,448	622	860
Net cash provided by (used in) operating activities	-	-	-	-	-	-	-	-	-	-	-
Cash Flows From Investing Activities
Net cash provided by (used in) investing activities	-	-	-	-	-	-	-	-	-	-	-
Cash Flows From Financing Activities
Net cash provided by (used in) financing activities	-	-	-	-	-	-	-	-	-	-	-
Net Change in Cash and Cash Equivalents	-	-	-	-	-	-	-	-	-	-	-
Cash and Cash Equivalents transferred in the common control transaction	150	140	140	140	140	140	140	140	140	140	140
Cash and Cash Equivalents, end of period	$150	$140	$140	$140	$140	$140	$140	$140	$140	$140	$140
Non-cash financing: Class A shares issued in settlement of the administrative services fee	19,707	8,868	4,109	8,606	9,229	4,185	5,495	5,673	3,448	622	860
Non-cash: administrative services fee payable transferred in and settled in shares	39,845	20,196	7,092	17,424	18,673	8,457	11,086	11,476	5,472	1,259	2,493

F-16

Consolidated Statement of Cash Flows

For the Period from January 1, 2026 Through June 30, 2026

	Series 103	Series 104	Series 105	Series 106	Series 107	Series 108	Series 110	Series 112	Consolidated
Cash Flows From Operating Activities
Net income (loss)	$(2,091)	$(1,595)	$(2,585)	$(4,923)	$(1,479)	$(3,196)	$(2,714)	$(365)	$(89,750)
Administrative services fee settled in Class A shares (non-cash)	2,091	1,595	2,585	4,923	1,479	3,196	2,714	365	89,750
Net cash provided by (used in) operating activities	-	-	-	-	-	-	-	-	-
Cash Flows From Investing Activities
Net cash provided by (used in) investing activities	-	-	-	-	-	-	-	-	-
Cash Flows From Financing Activities
Net cash provided by (used in) financing activities	-	-	-	-	-	-	-	-	-
Net Change in Cash and Cash Equivalents	-	-	-	-	-	-	-	-	-
Cash and Cash Equivalents transferred in the common control transaction	140	140	140	140	140	130	140	140	2,660
Cash and Cash Equivalents, end of period	$140	$140	$140	$140	$140	$130	$140	$140	$2,660
Non-cash financing: Class A shares issued in settlement of the administrative services fee	2,091	1,595	2,585	4,923	1,479	3,196	2,714	365	89,750
Non-cash: administrative services fee payable transferred in and settled in shares	4,987	3,226	5,233	8,735	2,996	6,459	5,487	1,487	182,084

F-17

MASTERWORKS VAULT 14, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The period from January 1, 2026 through June 30, 2026 (Unaudited)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization – Masterworks Vault 14, LLC (the “Company”) was formed on November 18, 2024 as a Delaware series limited liability company to facilitate investment in individual works of art (each, an “Artwork”) that are each owned by individual series of the Company. The Company is managed by a Board of Managers comprised of three individuals and is administered by Masterworks Administrative Services, LLC (the “Administrator”).

Each Artwork is owned by a separate series of the Company. Each series of the Company succeeded to the assets, rights and obligations of a separate Delaware limited liability company (each, a “Target Issuer” and, collectively, the "Target Issuers”) that had conducted its own offering of Class A ordinary shares pursuant to Regulation A of the Securities Act of 1933, as amended (each, an “Offering”), and had acquired a single Artwork. See Restructuring Transactions below. As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company are segregated and enforceable only against the assets of such series under Delaware law.

All of the proceeds from each Offering were used to pay, directly or indirectly, for the acquisition of a single Artwork and to pay an expense allocation, or “true-up,” to Masterworks Gallery, LLC (“Gallery”). Through June 30, 2026, the Target Issuers succeeded by the series of the Company had accepted and closed upon aggregate subscriptions of $78,273,180, resulting in the issuance of an aggregate of 3,916,500 Class A ordinary shares at $20.00 per share, each of which was exchanged for one Class A ordinary share of the corresponding series of the Company in the Restructuring Transactions.

Restructuring Transactions – On June 1, 2026, the assets, rights and obligations of 19 Target Issuers were transferred into 19 distinct series of the Company through a sequence of asset transfers and assignments, distributions, mergers and dissolutions (the “Restructuring Transactions”). The primary purpose of the Restructuring Transactions was to facilitate simpler tax reporting and increase the efficiency of Masterworks operations. Each Target Issuer assigned, and the successor series assumed, all of the agreements to which the Target Issuer was a party, including its administrative services agreement, and each series assumed the pre-existing obligation of the predecessor Target Issuer to exchange Management Fee Shares for Class A ordinary shares of such series on a one-for-one basis. Each shareholder of a Target Issuer received shares of the corresponding series of the Company of the same class and in the same number as the shares held in the Target Issuer; no consideration was paid and no shareholder bore any cost or expense. The ownership, capitalization, board of managers, assets and obligations of each series immediately following the Restructuring Transactions were the same as those of the corresponding Target Issuer immediately before, and the compensation arrangements of each Target Issuer were assumed by the corresponding series without change. Each Target Issuer was dissolved following the merger.

Conversions effected to complete the Restructuring Transactions. The Company was formed as a Delaware series limited liability company on November 18, 2024. To effect the Restructuring Transactions the Company converted to a Texas series limited liability company pursuant to Section 10 of the Texas Business Organizations Code and formed two protected series in Texas in respect of each Target Issuer, being a Merger Series and a surviving series; following the mergers the Company converted back to a Delaware series limited liability company. Texas law permits the merger of protected series, while Delaware law permits the merger only of registered series of a registered series limited liability company, and effecting the mergers in Texas was therefore more efficient and less costly than converting the Company to a registered series limited liability company under Delaware law. The conversions did not change the assets, liabilities, capitalization, ownership or governance of the Company or of any series, and have no effect on the accompanying consolidated financial statements. The certificates of formation and of conversion filed with the Delaware and Texas Secretaries of State are incorporated by reference in Item 4 of this Report.

The Restructuring Transactions were a transaction between entities under common control within the scope of FASB Accounting Standards Codification Subtopic 805-50, Business Combinations: Related Issues (“ASC 805-50”). The assets and liabilities transferred have been recognized by each series at the historical carrying amounts of the predecessor Target Issuer, and no goodwill or other adjustment to carrying value has been recognized. Because the Target Issuers were not under common control with one another prior to the Restructuring Transactions, and because the Company had no assets, liabilities or operations prior to the Restructuring Transactions, the financial statements have not been retrospectively adjusted to combine periods before the transfer.

F-18

Basis of Presentation and Periods Presented - Each series of the Company continues an investment previously made through a single Target Issuer, which was itself a Regulation A reporting company; the reports of each Target Issuer are incorporated by reference into the Company's offering circular and remain available on the SEC's EDGAR website under that Target Issuer's own name, the most recent of them being its annual report for the year ended December 31, 2025, filed on April 30, 2026. Because the assets and liabilities were recognized at the Target Issuer's historical carrying amounts, the carrying value of each Artwork in these financial statements is the same historical cost reported by the predecessor Target Issuer, and the net assets contributed on June 1, 2026 are that Target Issuer's members' equity immediately before the transfer, including all of its activity through that date. The amounts presented for the period from January 1, 2026 through June 30, 2026 are not comparable with the annual or semiannual amounts reported by a Target Issuer for its own, longer, reporting periods. Item 1 of this Report sets out, for each series, the Target Issuer it succeeded together with that Target Issuer's SEC file number and Central Index Key.

This Report covers the first six months of the Company’s fiscal year, and the accompanying Consolidated Statements of Operations, of Members’ Equity and of Cash Flows are presented for the period from January 1, 2026 through June 30, 2026, the Company’s first reporting period. The Company’s offering statement on Form 1-A was qualified on May 29, 2026. The Company had no assets, liabilities or operations at any time from the beginning of the period until the Restructuring Transactions on June 1, 2026; the opening balances of the period are accordingly nil, and the balances transferred on that date are the first amounts recognized. The accompanying Consolidated Balance Sheet is presented as of June 30, 2026. The Company had no assets, liabilities or operations at December 31, 2025 or at any earlier date, and conducted no operations in any prior period; accordingly, no comparative amounts are presented and any comparative amounts of the Company, if presented, would be nil. As described above, the financial statements have not been retrospectively adjusted to combine periods before the transfer. The semiannual reports of the Target Issuers for the six months ended June 30, 2025, which present the corresponding period for the investments now held by the series, are incorporated by reference in the Company’s offering circular and remain available on the SEC’s EDGAR website.

The accompanying consolidated financial statements are unaudited and have been prepared on the same basis as the annual financial statements the Company will prepare. In the opinion of management they include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the Company’s and each series’ financial position at June 30, 2026 and its results of operations and cash flows for the period from January 1, 2026 through June 30, 2026. They do not include all of the information and note disclosures required by U.S. GAAP for complete financial statements, and the results for the period are not necessarily indicative of the results to be expected for the full year.

Each Target Issuer announced the Restructuring Transactions in a Current Report on Form 1-U filed on May 29, 2026 and remained subject to the reporting requirements of Regulation A until it filed a Form 1-Z, exiting the reporting system, on June 29, 2026 in connection with its dissolution. The Company has reported in respect of each surviving series from June 1, 2026, the date of the transfer.

Members’ Liability – The Company is organized as a Delaware series limited liability company, and the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company are segregated and enforceable only against the assets of such series under Delaware law. Similarly, as a Cayman Islands segregated portfolio company, the debts, liabilities, obligations and expenses of a particular segregated portfolio of SPC are segregated and enforceable only against the assets of such segregated portfolio under Cayman Islands law. As such, the liability of a member of a series of the Company for the financial obligations of that series is limited to the member’s contribution of capital to such series.

Principles of Consolidation – The consolidated financial statements of each individual series include the accounts of the individual series and a segregated portfolio of Masterworks Cayman, SPC (“SPC”), a Cayman Islands segregated portfolio company. Title to the Artwork of each series is held by the applicable segregated portfolio (each, a “Segregated Portfolio”), and each series owns a substantial majority of the economic interests in its Segregated Portfolio. Each series treats its Segregated Portfolio as a consolidated subsidiary in these financial statements in accordance with FASB ASC Subtopic 810-10, Consolidation: Overall (“ASC 810”). All significant intercompany transactions and balances have been eliminated in consolidation.

The Company reports consolidated financial statements of all of its series given that they are under common control. In accordance with ASC 810, noncontrolling interest is presented in the consolidated financial statements when a subsidiary of any of the consolidated entities has a noncontrolling interest. The Administrator has a noncontrolling interest in each Segregated Portfolio in connection with its ownership of Management Fee Shares.

F-19

Basis of Accounting and Use of Estimates – The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Artwork – The Artwork of each series is recorded at cost, which is the purchase price paid for the Artwork by the predecessor Target Issuer, and was carried over to the series at that amount in the Restructuring Transactions. The expense allocation described below is not a component of the cost of the Artwork. Artwork is determined to have an indefinite life. The Company reviews the Artwork of each series for impairment in accordance with the requirements of FASB ASC Subtopic 360-10, Property, Plant, and Equipment: Impairment and Disposal of Long-Lived Assets (“ASC 360”). In accordance with ASC 360, the Company reviews the Artwork of each series for impairment whenever events or changes in circumstances indicate that the carrying amount of the Artwork may not be recoverable, and measures any impairment as the amount by which the carrying value of the Artwork exceeds its fair value. There were no events or circumstances indicating impairment of the Artwork of any series for the period presented.

Expense Allocation – At the time of its Offering, each Target Issuer paid Gallery an expense allocation, or “true-up,” equal to approximately 10% of the size of that Offering. The expense allocation was a fixed, non-recurring payment for (i) financing commitments, (ii) Masterworks’ sourcing of the Artwork, (iii) all research, data analysis, condition reports, appraisal, due diligence, travel, currency conversion and legal services to acquire the Artwork and (iv) the use of the Masterworks Platform and Masterworks intellectual property. The expense allocation was recognized as an expense by the predecessor Target Issuer in the period in which it was incurred and is not included in the carrying value of the Artwork. No expense allocation was paid in connection with the Restructuring Transactions and no further expense allocation is payable. No other expenses associated with the organization of the Company, any series, or the purchase and securitization of the Artwork are paid, directly or indirectly, by the Company, any series or investors in any series.

Cash – The cash of each series consists of cash held in Federal Deposit Insurance Corporation (“FDIC”) insured bank accounts and in the bank account of the applicable Segregated Portfolio.

Cash Equivalents – The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase, including investments in money market funds, to be cash equivalents. The Company does not hold any cash equivalents.

Concentration of Credit Risk – Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains the cash of each series at financial institutions which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Earnings (loss) per share – The Company applies the two-class method. The Class B shares of a series are a participating security: they carry no right to the capital contributed to that series and entitle the holder to a share of the appreciation in the Artwork of that series, which is settled by a distribution on the sale of the Artwork. Net income (loss) of a series is allocated between the Class A ordinary shares and the Class B shares according to their respective participation rights, and basic earnings (loss) per share of each class is that allocation divided by the weighted-average number of shares of that class outstanding during the period. No income is allocated to the Class B shares of a series that has not sold the Artwork of the series, because the Class B entitlement arises only on a sale.

Diluted earnings (loss) per Class A ordinary share additionally reflects the Class A ordinary shares issuable on exchange of the Management Fee Shares held by the Administrator. Where a series sells the Artwork of the series, those shares are exchanged for Class A ordinary shares on or about the date of sale; from the date of exchange the resulting shares are outstanding and are included in the basic weighted-average share count rather than treated as potentially dilutive.

The Class B shares carry a conversion feature. No Class B shares have converted in any period presented and the Class B economic entitlement is satisfied by distribution rather than conversion, so the conversion feature is not treated as a separate dilutive instrument.

Where a series reports a net loss for the period, diluted earnings (loss) per share equals basic earnings (loss) per share, because including potentially dilutive shares would be anti-dilutive. At June 30, 2026, the Class A ordinary shares issuable on exchange and excluded on that basis were 69,782.

F-20

Income Taxes – The Company is a Delaware series limited liability company, and the Company is treated as a partnership for U.S. tax purposes. Each series is disregarded for income tax purposes. As such, the Company and each of its series are pass-throughs for income tax purposes and generally not subject to federal or state income taxes. Instead, each series’ taxable income or loss, which may differ significantly from the income or loss reported in the financial statements, is allocated to its members and each member is responsible for reporting their share of the series’ taxable income or loss on their federal and state tax returns. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. For the current tax year and all major taxing jurisdictions, the Administrator has determined that the Company and each series qualify as pass-through entities with no uncertain tax positions requiring recognition in the financial statements. If any series incurs an income tax liability in the future, interest on the liability will be recorded as interest expense and penalties will be recorded as income tax expense for that series. The Administrator does not anticipate material changes to its assessment of uncertain tax positions in the next twelve months. However, this conclusion may be subject to review and adjustment based on changes in tax laws, regulations, interpretations, or other factors, including the timing of deductions, income allocation across jurisdictions, and compliance with U.S., state, and foreign tax laws.

Organizational and Offering Costs – The expenses of the Company and each series are paid by the Administrator pursuant to the Administrative Services Agreement (the “Services Agreement”) in exchange for Management Fee Shares as described below. Organizational and offering costs of each Target Issuer were paid by the Administrator and its affiliates on behalf of the Target Issuer, and the Company is not required to reimburse the Administrator for any of those costs. Accordingly, those costs are not included in the Company’s consolidated financial statements.

Members’ Equity – Members’ equity of each series is comprised of different classes of membership interests, as described below. Shares of those classes that were issued to the Administrator in respect of the administrative services fee are referred to in this Report as the "Management Fee Shares”. The term is a convenience of description only: it is not a class of shares, it is not authorized or defined by the Company's operating agreement, and it carries no rights beyond those of the class to which the shares belong. It refers to Class A ordinary shares of a series and to ordinary shares of the Segregated Portfolio that holds the Artwork of that series. Through December 31, 2023 the fee was settled in Class A ordinary shares issued by the Target Issuer itself; since January 1, 2024 it has been settled in ordinary shares of the applicable Segregated Portfolio, and no further Class A ordinary shares are issued to the Administrator as compensation.

Class A ordinary shares – The Class A ordinary shares of each series represent in the aggregate 100% of the members’ capital accounts of such series and an 80% interest in the profits recognized upon any sale of the Artwork of such series, after deduction of all administrative fees and other expenses. Any Class A shares owned by the Administrator have no voting rights. All other Class A ordinary shares have certain limited voting and approval rights, generally including the issuance of additional shares and the removal of members of the Board of Managers or the Administrator. The Board of Managers controls all other actions as stated in the Company’s operating agreement.

Class B shares – The Class B shares of each series, initially held by Masterworks, are profits interests that represent 0% of the members’ capital accounts in such series and a 20% interest in the profits recognized upon any sale of the Artwork of such series, after deduction of all administrative fees and other expenses. In addition, prior to a sale of the Artwork of a series, the Class B shares of that series may be converted into Class A ordinary shares of that series with a value at the time of conversion equal to 20% of the amount, if positive, by which the aggregate value of the shares of that series outstanding on a fully diluted basis exceeds the product of the number of Class A ordinary shares so outstanding on a fully diluted basis and $20.00. The authorized number of Class B shares is limited to the number set forth on the Consolidated Statement of Members’ Equity. The convertible Class B shares have no specified exercise date, exercise price, or expiration. Class B shares have no voting rights after the issuance of Class A shares of the applicable series.

Class C share – The Class C share of a series has no economic or voting rights, but would enable the holder thereof, if any, to remove, replace or reconstitute the Board of Managers. The Class C share, if issued, may be issued to an affiliated entity of the Company that has raised capital from unaffiliated third party investors to invest in a diversified collection of artwork, which may include an investment in Class A ordinary shares of a series of the Company.

SPC ordinary shares held by the Administrator – Since January 1, 2024, the administrative services fee has been settled by the issuance of ordinary shares of the applicable Segregated Portfolio to the Administrator. Those shares are exchangeable at any time at the option of the holder on a one-for-one basis into Class A ordinary shares of the series of which the Segregated Portfolio holds the Artwork, and are presented as a noncontrolling interest in the accompanying consolidated financial statements.

An exchange occurs when the Administrator disposes of Management Fee Shares to a third party, and on a sale of the Artwork of a series, when the Management Fee Shares outstanding in respect of that series are exchanged for Class A ordinary shares of that series on or about the date of sale and the carrying amount of the noncontrolling interest is reclassified to Class A ordinary shares.

SPC ordinary shares held by a series – The SPC ordinary shares held by a series represent a residual economic ownership interest in the Segregated Portfolio that owns the Artwork of that series. Each series’ membership interest represented by SPC ordinary shares is eliminated upon consolidation between the series and its Segregated Portfolio.

Revenue Recognition – The Company does not plan to generate a material amount of revenue in respect of a series until the Artwork of that series is sold at some undetermined future date. At the time of sale, revenue is recognized upon the transfer of title to the Artwork to the buyer.

F-21

2. RELATED PARTY TRANSACTIONS

The Administrator contractually provides administrative services to the Company and each series pursuant to the Administrative Services Agreement, which was entered into by the predecessor Target Issuer and was assigned to and assumed by the successor series in the Restructuring Transactions. The administrative services fee is payable quarterly in arrears and is paid by issuing Management Fee Shares to the Administrator at a rate of 1.5% per annum of the total outstanding equity interests of the applicable Segregated Portfolio after giving effect to such issuance. Management Fee Shares are valued using the net asset value effective as of the applicable quarter-end in which the fee is due and payable. The Company recognizes the administrative services fee expense at the time of issuance of the related Management Fee Shares, as the requisite service period is considered completed, and records the issuance as an equity issuance.

During the period from January 1, 2026 through June 30, 2026, the Company recorded $89,750 in administrative fees relating to the issuance of 15,492 Management Fee Shares to the Administrator. The Management Fee Shares issued during the period had an aggregate value of $271,834, of which $182,083 settled fees accrued by the Target Issuers for April 1, 2026 through May 31, 2026 and transferred to the Company in the Restructuring Transactions. The weighted average grant-date fair value of the shares issued during the period was $17.55.

The administrative services fee covers all ordinary operating costs of the Company and each series; however, the Administrator will charge the Company for any extraordinary costs and payments, including costs and payments associated with litigation, arbitration, or judicial proceedings; material or extraordinary transactions related to a merger, third-party tender offer, or other similar transaction and for selling the Artwork of a series. For any extraordinary costs incurred or payments made on behalf of a series, the Company will show the expense on its statement of operations in the period of occurrence for the applicable series, as well as carry forward a due to related party liability on its balance sheet in perpetuity, until the Artwork of that series is sold and the resulting proceeds can be used to settle the liability to the Administrator. The Administrator may be removed from its role as Administrator if the holders of two-thirds (⅔) of the voting shares of all series of the Company voting as a single class vote to remove and replace the Administrator, which would result in termination of the Services Agreement.

The Services Agreement also provides that the Administrator pays each series for the rights to commercialize the Artwork of that series for the duration of the operations of the Company. Each series receives de minimis royalty income from the Administrator each fiscal year.

All balances and transactions denoted as to or from “affiliate” on the accompanying consolidated balance sheet, statement of operations, and statement of cash flows represent related party transactions.

3. RISKS AND UNCERTAINTIES

The nature of the Company’s operations are limited in scope. The Company holds no material assets other than the Artwork beneficially owned by each series, has no employees (other than officers who are fully compensated by Masterworks), and has no debts or contractual obligations, other than an administrative services agreement pursuant to which the Administrator will provide services that are essential to the Company, such as storage, insurance, display, transport, SEC filings and compliance, and other normal operating services, and the Administrator will fund all of such costs and expenses. As a result of this relationship, the Company is dependent upon the Administrator and is totally reliant on the Administrator to manage its business.

The preparation of the consolidated financial statements requires the use of estimates by management. Although the Artwork of each series is carried at its cost basis, subject to possible impairment, management must estimate the value of the Artwork to determine the expense associated with the fees payable to the Administrator, which are payable in the form of Management Fee Shares that are exchangeable for Class A ordinary shares, hence, representing membership interests in the Company. The value of Artwork is highly subjective and given that each artwork is unique, there is a risk that management’s estimates are materially incorrect, which would result in an understatement or overstatement of the Company’s expenses. The value of the Artwork of each series estimated by management has no impact on the number of Management Fee Shares issued or Class A ordinary shares issuable on exchange thereof.

The Company and each series is subject to an exceptionally high level of concentration risk. The Artwork of any series can decline in value, become worthless or be difficult or impossible to liquidate due to economic factors, trends in the art market generally, trends relating to the genre of the artwork or trends relating to the market for works by the artist that produced the Artwork, as well as changes in the condition of the Artwork and other factors. In periods of global financial weakness and disruption in financial and capital markets, the art market tends to experience declines in transaction volume, making it extremely difficult to liquidate artwork during such periods at acceptable values or at all.

4. SUBSEQUENT EVENTS

Management has evaluated events and transactions that have occurred since June 30, 2026 and reflected their effects, if any, in these statements through September 28, 2026, the date the financial statements were available to be issued, and a summary of material events is set forth below.

No offerings of the Company were qualified after the date of the financial statements through September 28, 2026.

On September 1, 2026, Nigel S. Glenday resigned as Chief Executive Officer, Chief Financial Officer and a manager of the Company, and resigned from all other officer, manager and director positions held with other affiliates of Masterworks, effective as of 11:59 p.m. Eastern time on that date. Mr. Glenday’s resignation was not the result of any disagreement with the Company, Masterworks, or their respective affiliates on any matter relating to the Company’s operations, policies or practices. Effective simultaneously with, and so as to avoid any vacancy resulting from, Mr. Glenday’s resignation, Scott W. Lynn was appointed to fill all roles vacated by Mr. Glenday, including Chief Executive Officer, Chief Financial Officer and a manager of the Company, and serves as the Company’s principal executive officer, principal financial officer and principal accounting officer. Mr. Lynn is the founder and Chief Executive Officer of Masterworks, LLC. There is no arrangement or understanding between Mr. Lynn and any other person pursuant to which he was appointed to these positions. It is expected that Mr. Glenday will continue to serve as a senior adviser to Masterworks, LLC and its affiliates.

F-22

Item 4. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit

2.1	Certificate of Formation of Masterworks Vault 14, LLC filed with Delaware Secretary of State on November 18, 2024 (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Form 1-A filed on April 23, 2026).*
2.2	Form of Certificate of Conversion of Masterworks Vault 14, LLC filed with Delaware Secretary of State (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s Form 1-A filed on April 23, 2026).*
2.3	Form of Certificate of Conversion of Masterworks Vault 14, LLC filed with Texas Secretary of State (incorporated by reference to the copy thereof submitted as Exhibit 2.3 to the Company’s Form 1-A filed on April 23, 2026).*
2.4	Form of Plan of Conversion (included in Exhibit 2.3) (incorporated by reference to the copy thereof submitted as Exhibit 2.4 to the Company’s Form 1-A filed on April 23, 2026).*
2.5	Form of Certificate of Formation of Masterworks Vault 14, LLC filed with Texas Secretary of State (incorporated by reference to the copy thereof submitted as Exhibit 2.5 to the Company’s Form 1-A filed on April 23, 2026).*
2.6	Form of Certificate of Conversion of Masterworks Vault 14, LLC filed with Texas Secretary of State (incorporated by reference to the copy thereof submitted as Exhibit 2.6 to the Company’s Form 1-A filed on April 23, 2026).*
2.7	Form of Certificate of Conversion of Masterworks Vault 14, LLC filed with Delaware Secretary of State (incorporated by reference to the copy thereof submitted as Exhibit 2.7 to the Company’s Form 1-A filed on April 23, 2026).*
2.8	Form of Certificate of Formation of Masterworks Vault 14, LLC filed with Delaware Secretary of State (incorporated by reference to the copy thereof submitted as Exhibit 2.8 to the Company’s Form 1-A filed on April 23, 2026).*
2.9	Form of Amended and Restated Operating Agreement of Masterworks Vault 14, LLC (incorporated by reference to the copy thereof submitted as Exhibit 2.9 to the Company’s Form 1-A filed on April 23, 2026).*
4.1	Form of Subscription Agreement (incorporated by reference to the copy thereof submitted as Exhibit 4.1 to the Company’s Form 1-A filed on April 23, 2026).*
6.1	Amended and Restated Memorandum and Articles of Association of Masterworks Cayman, SPC (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-A filed on April 23, 2026).*
6.2	Form of Designation of SPC Ordinary Shares and SPC Preferred Shares (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s Form 1-A filed on April 23, 2026).*
6.3	Form of Assignment and Assumption Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s Form 1-A filed on April 23, 2026).*
6.4	Form of Agreement and Plan of Merger (incorporated by reference to the copy thereof submitted as Exhibit 6.4 to the Company’s Form 1-A filed on April 23, 2026).*

* Filed Previously

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masterworks Vault 14, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel & Secretary

Pursuant to the requirements of Regulation A, this Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Scott W. Lynn	Chief Executive Officer	September 28, 2026
Scott W. Lynn	(Principal Executive Officer)

/s/ Scott W. Lynn	Chief Financial Officer (Principal Financial Officer	September 28, 2026
Scott W. Lynn	and Principal Accounting Officer) and Member of Board of Managers

/s/ Joshua B. Goldstein	Member of the Board of Managers	September 28, 2026
Joshua B. Goldstein

8